UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

POWER-ONE, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

739308104
(CUSIP Number)

Colin W. Dunn, Vice President
Bel Fuse Inc.
206 Van Vorst Street
Jersey City, New Jersey  07302
(201) 432-0463
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Bel Fuse Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY ☐
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,338,998 *
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,338,998 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,338,998 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.35%
14	TYPE OF REPORTING PERSON CO
* As of April 28, 2009, Bel Ventures Inc., a Delaware corporation (“Bel Ventures”), held 7,338,998 shares of common stock of Power-One, Inc. (the “Company”). Bel Ventures is a wholly-owned subsidiary of Bel Fuse Inc., a New Jersey corporation (“Bel”). Bel shares voting and dispositive power over all securities of the Company held by Bel Ventures.

1	NAME OF REPORTING PERSONS Bel Ventures Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,338,998 *
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,338,998 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,338,998 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.35%
14	TYPE OF REPORTING PERSON CO
* As of April 28, 2009, Bel Ventures Inc., a Delaware corporation (“Bel Ventures”), held 7,338,998 shares of common stock of Power-One, Inc. (the “Company”). Bel Ventures is a wholly-owned subsidiary of Bel Fuse Inc., a New Jersey corporation (“Bel”). Bel shares voting and dispositive power over all securities of the Company held by Bel Ventures.

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 29, 2009, Bel sent a letter to the Board of Directors of the Company, questioning the advisability of the Company’s recent agreement with Silver Lake Sumeru, pursuant to which Silver Lake Sumeru will make a $60 million investment in the Company, consisting of $23.6 million of convertible preferred stock, $36.4 million senior convertible notes, and 8.7 million warrants for shares of Common Stock.  Bel also expressed its view that the Company should divest the portion of its business that comprises DC/DC converters to eliminate a portion of its debt and focus its attention on maximizing stockholder value through the AC/DC power supplies and the Renewable Energy inverters segments.

Item 5.	Interest in Securities of the Issuer.

The first paragraph of Item 5 is hereby amended and restated as follows:

Based upon information set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, there were 87,942,177 shares of Common Stock outstanding as of March 6, 2009. As of April 28, 2009, Bel Ventures directly owned, and Bel beneficially owned, an aggregate of 7,338,998 shares of Common Stock, or 8.35% of the outstanding shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

1.	Letter, dated April 29, 2009, from Bel Fuse Inc. to the Board of Directors of Power-One, Inc.

2.	Joint Filing Agreement, dated April 29, 2009, between Bel Fuse Inc. and Bel Ventures Inc.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2009	BEL FUSE INC.

	By:	/s/ Daniel Bernstein
	Name:	Daniel Bernstein
	Title:	President

BEL VENTURES INC.

By:	/s/ Daniel Bernstein
Name:	Daniel Bernstein
Title:	President